Exhibit 99.(a)

RELATIONAL INVESTORS LLC 12400 High Bluff Drive, Suite 600, San Diego, California 92130 • Telephone (858) 704-3333 • Fax (858) 704-3344

VIA OVERNIGHT MAIL

December 1, 2006

Mr. Michael Diana

Citigroup Global Markets, Inc.

388 Greenwich Street

28th Floor

New York, NY 10013

Re: November 29, 2006 Research report on Sovereign Bancorp

Dear Mr. Diana:

In your November 29 report on Sovereign Bancorp, you wrote, among other things, that “we believe that an informal agreement has been reached [between Relational Investors and Banco Santander] for an intermediate term sale.” We wish to state for the record that Relational Investors has no agreement, informal or otherwise, with Banco Santander with respect to the potential sale of Sovereign Bancorp. Nor, contrary to the assertion on page three of your report, have we established with Santander “an informal, mutually agreeable framework” for the sale of Sovereign.

Sincerely,

/s/ Ralph V. Whitworth
Ralph V. Whitworth
Principal